August 4, 2011

VIA U.S. MAIL
Scott C. Durocher, Counsel
Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06301

Re: Lincoln National Variable Annuity Account H
        The Lincoln National Life Insurance Company
        Initial Registration Statement on Form N-4
        File Nos. 333-175888 and 811-5721

Dear Mr. Durocher:

        The staff has reviewed the above-referenced registration statement which the
Commission received on July 29, 2011. Based on your representation that the filing is
substantially similar to File Nos. 333-174367 and 811-8517, the filing received a
selective review. Based on this review, we have the following comments on the filing.
Note that page numbers refer to the marked courtesy copy of the registration statement
provided to the staff on August 2, 2011.

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will
    continue to be the same as the EDGAR class identifiers associated with the contract.

    b. Please disclose to the staff whether there are any types of guarantees or support
    agreements with third parties to support any of the company's guarantees under the
    policy (other than reinsurance agreements) or whether the company will be solely
    responsible for paying out on any guarantees associated with the policy.

2. Special Terms, pages 4-5

    Please add the capitalized term "Investment Requirements" to this section.

3. Expense Examples, page 12

    a. It is unclear how the expense amounts in the first example were calculated. Please
    advise or revise.

b. Please note that we will want to see the second expense example when it is completed prior to accelerating the filing.

4. Premium Based Charge, pages 19-22

    You state that the purpose of the Premium Based Charge is to compensate you for the loss you experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered, yet the fee is charged regardless of whether or not contractowners surrender or withdraw. Please advise or revise.

5. Rider Charges - i4Life Advantage Charge, page 24

    We note your statement at the bottom of the page that during the income period the charge for all death benefit options is 1.00%, yet in footnote 2 to the table on page 9 you state that the charge is 1.20%. Please advise or revise.

6. Rider Charges - i4Life Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime Advantage 2.0, page 25

    We note your statement in the second paragraph of the section that "total annual subaccount charges of 0.90% for the EGMDB, 0.65% for the Guarantee of Principal death benefit and 0.60% for the Account Value death benefit also apply." It would appear from the table on page 10, however, that these fees are 1.10%, .85% and .80%, respectively. Please advise or revise.

7. Transfers On or Before the Annuity Commencement Date, page 29

    If you intend to reserve the right to impose a transfer fee on current contract owners, please describe the maximum fee in the fee table.

8. Investment Requirements, page 37

    In the fourth paragraph of the section, please revise the reference to the Delaware VIP Limited-Term Diversified Income Series as the fund is not offered under the contract.

9. Part C - Power of Attorney

    Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

10. Financial Statements, Exhibits, and Other Information

    Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

11. Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

　　　　If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　Alison White
　　　　　　　　　　　　Senior Counsel
　　　　　　　　　　　　Office of Insurance Products